DynaMotive Energy Systems Corporation

Suite 140 – 13091 Vanier Place

Richmond, British Columbia, V6V 2J1

Telephone No.: (604) 295-6800  Fax No.: (604) 295-6805

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take Notice that the annual general meeting (the “Meeting”) of Shareholders of DynaMotive Energy Systems Corporation (the “Company”) will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on September 17, 2009 at 2:00 p.m., local time, for the following purposes:

1.

To receive the audited financial statements of the Company for its fiscal period ended December 31, 2008, the report of the auditor and related management discussion and analysis.

2.

To elect five directors of the Company for the ensuing year.

3.

To appoint an auditor of the Company for the ensuing year.

An Information Circular and an Annual Report containing a copy of the December 31, 2008 year end financial statements, report of the auditor and related management discussion and analysis accompany this Notice.

The Information Circular contains details of matters to be considered at the Meeting.  The above meeting matters are deemed to include consideration of any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.  Management is not aware of any other matters which are expected to come before the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

Dated at Vancouver, British Columbia, this 24th day of August, 2009.

BY ORDER OF THE BOARD

/s/ R.Andrew Kingston

Robert Andrew Kingston

President and Chief Executive Officer